INVEST IN **E360TV**

e360tv is a simple solution for video storytellers & events to grow & monetize their content


e360tv
Entertain. Evolve. Expand.
OWN YOUR WELLNESS
I HAVE TODAY
GET YOUR SH*T TOGETHER
Technology Tuesday
It Takes COURAGE
Pivot NOW!
iOS
tv
fire tv
Roku

e360tv.com Irvine CA

LEAD INVESTOR

Colleen Mcleod GARNER

As the lead investor in e360 Company, I recognized the strong potential in their innovative technology and the caliber of their experienced management team. I firmly believe that e360 Company's unique approach to solving industry-specific problems aligns with emerging market trends. My investment represents a strategic opportunity to support a promising venture that has the potential to redefine its industry, yielding substantial growth and value.

Invested $5,000 this round

Highlights

1. e360tv is expanding. Currently have over 120 shows, adding 10-15 new shows every month.
2. High growth potential is largely limited only by the current technical infrastructure.
3. Monthly subscription model with a very low cancellation rate. Our show hosts love e360tv!
4. Acquisition costs are minimal and up to now, growth has been by word-of-mouth.
5. The content created on e360tv is positive, uplifting, and adds value to the audience's lives.
6. Strong, established team for scalability.
7. e360tv turned a new page, hosting other networks on its platform on top of hosting individual hosts.
8. With the expansion, e360tv must invest in its tech infrastructure to accommodate more growth.

Our Team



Aaron Heimes President, Co-Founder

Aaron's persistence is one of the most fundamental reasons e360tv has thrived. Aaron recognized that there was a gap in the market and also that traditional distribution & monetization did not add value. So, he made a daring pivot...and it worked.



Aggie Kobrin VP, Events & PR, Co-Founder

Aggie has built an extensive client and vendor network that was instrumental in the creation of the live event arm of e360tv. With over 20 years in organizing and running corporate events, she knew the importance and profitability of this side of e360tv.



Ben Winestone VP, Operations & Communications

Based in Toronto, Canada, Ben spent more than a decade as a photojournalist on the local independent music scene before becoming an entrepreneurial talent agent while recruiting performers and starting a successful entertainment agency in 2015.



Mujahid Nisar VP, Marketing

Mujahid is an accomplished digital marketing manager and graphic designer who has proven success in creating compelling marketing strategies and visually stunning designs that drive growth and elevate brand awareness for the e360tv network.



Anfas Moulana VP, Content Management

With a deep understanding of the media industry and a passion for staying up-to-date with trends and developments in the entertainment industry and adapting content strategies accordingly,

e360tv. We Continue to Evolve. Join Us.


e360tv
Entertain. Evolve. Expand.
Investment Information

Our Story

e360tv

e360tv was established seven years ago with the objective of helping independent creators and storytellers reach a larger audience and generate income. Three years ago, we launched "e360tv LIVE", which proved to be highly successful for both creators and e360tv and enabled us to reach our current level. We are now focusing on increasing our scale and making improvements to enhance our efficiency, reduce our costs, and open up new lines of revenue.

Road Map

e360tv



Launch of e360tv VOD/AVOD Only
2017
LIVE
First LIVE Program
2020
First Live Event, "A Day In Space"
STREAMING
2021
Break 100 Individual Weekly Shows Per Week
2022
First Network Distribution Deal
2022
1 MILLION +VIEWS
Hit 1 Million Viewers in One Month
2023

Creators Status Quo

e360tv



Create
Post
Pray
Repeat

Currently, the cycle for creators is: produce content, post on social media, pray the content gets traction, then repeat.

e360tv

The Problem

- The top 3% of "YouTubers" make up 90% of the shared revenue.
- Most content is "buried under the digital clutter". 720,000 hours of content are posted to YouTube every day.
- Other social media platforms...same problem.
- The result: creators have little control over their monetization and with hard costs and time, in most cases, content creation is a glorified hobby and is not profitable.

e360tv

The Solution - e360tv

- Provide an alternative live-streaming solution for independent creators and events that allows them to monetize how they see fit.
- In lieu of traditional monetization methods, the e360tv model allows creators to better position their content and control their monetization. With full editorial control, creators can place brands in their content via video ads, product placement or anyhow they see fit.
- Creators have a direct relationship with sponsors so they both have control of how, when, where activations happen in content.

e360tv

e360tv's Value "Proposition"



Network
Subscription Revenue Model, Consistent Content Aggregation
Audience
Constant flow of new & timely content available on multiple devices
Creators
Turn-key OTT publishing & distribution, better positioning for monetization & growth


Partners & Programs
e360tv
Some Partners Include:
NFLPA
BEST OF 3
...& more.
e360tv continues to attract amazing creators & event producers that are genuinely creating "media that matters".


Streaming Platforms
e360tv


What Others Are Saying
e360tv
Madelyn B
"I joined e360tv after 3 years in doing radio and thought that adding video was just a small adjustment. That's when I learned that when you are venturing into a new medium, it's important to know that you will get support, be allowed to experiment to learn, and have a group of peers who are there to help. E360tv offers all of this."
Brian R
"I joined e360tv last year and it's been a blessing ever since. e360tv has enabled me to expand my contacts within the media world as well as the sports world. I'd recommend e360tv to anyone lookin to expand their brand, knowledge and or business. Also, e360tv has great people to work with."
Tamara H
"I am a proud show host of three shows on the e360tv platform. The team is professional, helpful, forward thinking, and supportive. The programming offered is fresh and thought inspiring. Check it out!"
James C
"I have been a Television Talk Show Host on E360tv for 18 months. This is an absolute great platform that helps you developed and build your brand. In addition, E360tv walk you through every step of the setup, track and provides each host the the analytics and viewership of your show. I believe E360tv is just as great or better than most major platforms. Again, I am so happy to be a part of this great collaboration and opportunity to be host on E360tv. Dr. James JC Cooley Host of It's Your Life on E360tv Network"
Angel M
"If you are ready to host your own TV show and serve millions than you are ready for e360tv! Aaron Heimes and his team at e360tv offers the support and experience you need. Choosing e360tv has been an excellent choice for my business. The ROI is awesome and working with e360tv team is easy and fun. I recommend e360tv for your new TV show! ~ Angel Marie Monachelli"


e360tv
e360tv's Growth
e360tv Monthly Recurring Revenue has been growing steadily for the past three years. But more recently, with the inception of new programs, that growth has accelerated. That trend, by all indicators, is not going to slow, but rather increase, which leads to more pressure to update backend systems to accommodate that growth. That's what this raise is all about! Let's Grow Together!

forward looking projection not guaranteed


e360tv
The Opportunities on the Horizon
The OTT market is expected to grow significantly over the next 25 years. According to a report from Statista, the global OTT market is expected to reach $94.4 billion by 2025, up from $51 billion in 2020. This represents a compound annual growth rate (CAGR) of 11.4%.
Number of Cord Cutter in Millions
110
105
100
95
90
85
2022
2023
2024
2025
2026
• 95.1 million people will cut the cord in the US by 2023, which is 35.9% of the US population.
• There will be 80.7 million cord-cutting US households by 2026.

forward looking projection not guaranteed


e360tv
What's Next
Streamline
e360tv's infrastructure is being "out-grown" and needs to be updated, streamlined, and refined. That will require extensive development work. The updates will allow for unbridled scalability and performance.
Scale
With upgraded systems, e360tv can scale and open up new lines of revenue, including advertising & Pay-Per-View, while expanding the current business model with robust sales and marketing campaigns.

forward looking projection not guaranteed


e360tv
Meet The Team
Aaron Heimes - President, Co-Founder
Aaron Heimes is a passionate, disciplined media executive, specializing in cross-device content-to-commerce, live production & distribution, and branded content. As President of OTT network e360tv, Aaron produces branded content & creates a feature-rich viewing experience for audiences. With a B.B.M. & two MBAs in Energy & Project Management, Heimes focuses on expanding over-the-top media distribution & marketing channels. He creates a value proposition that gives viewers control & unobtrusively pushes brands to the right people, in the right places, at the right time.
Aggie Kobrin- VP, Events & PR, Co-Founder
Aggie Kobrin is the co-founder and VP of Events and Public Relations at e360tv. At e360tv she bridges her vast experience with a passion for new media. She is the founder and partner at CEC Global Events and has over 20 years of experience in the events and media industries. Aggie brings significant expertise and exceptional creativity to everything she does. She was also the creative voice behind several independent films. Aggie has built an extensive client and vendor network that was instrumental in the creation of e360tv, a successful streaming platform, and continues to expand the network's reach.
Ben Winestone - VP, Operations & Communications
Ben Winestone has spent more than two decades in the media and entertainment field. Based in Toronto, Canada, Ben spent more than a decade as a photojournalist on the local independent music scene before becoming an entrepreneurial talent agent while recruiting performers and starting an entertainment agency in 2015, which is going strong. Ben has brought his passion for independent content creators and live entertainment to the e360tv team as their Director of Operations and Communications and is excited to bring his industry knowledge and organizational skills to its ever-expanding platform of entertaining, educational, and motivational programming.


e360tv
Mujahid Nisar - VP, Marketing
Introducing Mujahid Nisar, an accomplished digital marketing manager and graphic designer who has proven success in creating compelling marketing strategies and visually stunning designs that drive growth and elevate brand awareness for the e360tv network. With 6 years of experience in the industry, he has developed a deep understanding of the digital landscape and has a proven track record of increasing website traffic, generating leads, and improving conversion rates for clients across various industries.
Anfas Moulana - VP, Content
As Vice President of Content Management at E360tv, Anfas Moulana bring a wealth of experience and expertise to the table. With a deep understanding of the media industry and a passion for staying up-to-date with trends and developments in the entertainment industry and adapting content strategies accordingly. His primary responsibility is to oversee the development, acquisition, and distribution of content across the company's various platforms while advancing the company's overall content strategy and business objectives.
Channel Presidents
Loren Michaels Harris - Trajectory TV
Julie Ann Meyers-Achieve TV
Darryl Johnson-Thriving Women Network
Aurea McGarry - Limelight TV


e360tv
Investment
Strategic Partnerships
e360tv is raising up to $175,000 to streamline infrastructure, reduce costs to scale, and open up lines of revenue.
e360tv is also seeking strategic partners in creator acquisition, production, and additional distribution.




e360tv
Marketing & Sales
Update Technical Infrastructure
What For?
Further Expansion


e360tv
What Does This Do?
Additional lines of revenue
-Programmatic ad revenue
-PPV
Update back-end to increase speed, increase efficiency and decrease costs.
Update front-end for better viewing experience to increase watchtime